September 30, 2020

Lisa N. Larkin Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Flat Rock Capital Credit Fund; Registration Statement on Form N-2; File Nos. 333- 240039, 811-23579

Dear Ms. Larkin:

On July 23, 2020, Flat Rock Capital Credit Fund, which has subsequently changed its name to Flat Rock Core Income Fund (the “Fund”) filed a registration statement on Form N-2 (the “Registration Statement”). The Registrant has revised the disclosure in its Prospectus and Statement of Additional Information (“SAI”) in response to the letter we received from you, dated August 21, 2020, as indicated below. Please find also below a reiteration of your comments, and the Fund’s responses, which the Fund has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

Comment 1. On June 19, 2020, the Fund filed a registration statement/proxy statement on Form N-14 8C, and the staff provided comments for that filing. Please incorporate responses to those comments into this filing, as applicable.

Response: The Fund has revised the Registration Statement to incorporate applicable comments from the staff’s review of the N-14 8C filed by the Fund on June 19, 2020.

Comment 2. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund has not presented any test the waters materials to potential investors in connection with this offering.

Lisa N. Larkin

September 30, 2020

PROSPECTUS

Outside Front Cover – Page i

Comment 3. The first paragraph explains that the Fund is an interval fund and provides some details about repurchase offers. Please add disclosure specifying the intervals between deadlines for repurchase requests, pricing, and repayment.

Response: The Fund has made the requested revisions in Amendment No. 1 to the Registration Statement.

Comment 4. In the sixth line of the third paragraph, disclosure incorporates by reference the Fund’s Statement of Additional Information. Please confirm that the Fund will comply with Fast Act requirements, including adding hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR. See FAST Act Modernization and Simplification of Regulation S-K, Rel. No. 33-10618, Mar. 20, 2019; Rule 411 under the 1933 Act; Rule 0-4 under the Investment Company Act of 1940 (“1940 Act”).

Response: The Fund has reviewed the requirements of the FAST Act as they pertain to the Registration Statement and has complied with all such requirements in Amendment No. 1 to the Registration Statement.

Comment 5. In the first line of the paragraph titled, “Principal Investment Strategies,” disclosure states, “The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in “Credit Investments”. The Fund defines “Credit Investments” as senior secured loans of U.S. middle-market companies (“Senior Loans”) and investment vehicles, such as collateralized loan obligations (“CLOs”), business development companies (“BDCs”) or senior loan facilities that provide the Fund with exposure to Senior Loans.” Risk disclosure starting on page 5 indicates that the Fund may invest in below-investment grade securities (junk bonds). In the principal investment strategies section, please clarify that the Fund invests in below-investment grade securities and specify which investments will be below-investment grade, investment grade, or both.

Response: The Fund has made the requested revision in Amendment No. 1 to the Registration Statement.

Outside Front cover – Page ii

Comment 6. In the first line of the paragraph titled, “Predecessor Fund,” disclosure states, “Flat Rock Capital Corp. (the ‘Predecessor Fund’), a Maryland corporation that is an externally managed, non-diversified, closed-end investment company that has elected to be regulated as a BDC under the 1940 Act, is expected to be reorganized into the Fund as of the date the Fund commences operations.” If the Fund’s registration statement is to become effective before the date on which the predecessor fund is reorganized into the Fund, please note that the registration statement may not contain predecessor fund performance disclosure, unless the Fund commits to not use the prospectus to sell to shareholders prior to the reorganization. Please advise the staff of your intent and revise the registration statement accordingly.

Response: The Fund acknowledges the comment and advises the staff that it does not intend to request acceleration of the effective date of the Registration Statement until immediately following the closing date of the reorganization, as described in the Registration Statement on Form N-14.

Lisa N. Larkin

September 30, 2020

Comment 7. The second bullet point states, “There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop.” Please add the following disclosure, “Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.”

Response: The Fund has made the requested revision in Amendment No. 1 to the Registration Statement.

Comment 8. The seventh bullet point states, “The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.” Please add disclosure explaining that the amount of distributions that the Fund may pay, if any, is uncertain.

Response: The Fund has made the requested revision in Amendment No. 1 to the Registration Statement.

Comment 9. In the last line on the page, disclosure states, “See ‘Risk Factors’ beginning on page 17 of this Prospectus.” Please add disclosure emphasizing that investing in the common shares of the Fund may be speculative and involves a high degree of risk, including the risks associated with below-investment grade securities and the use of leverage. See Item 1.1.j. of Form N-2.

Response: The Fund has made the requested revision in Amendment No. 1 to the Registration Statement.

Lisa N. Larkin

September 30, 2020

Comment 10. In the sixth line of the third paragraph, disclosure states, “The Adviser through a consistent approach to credit evaluation and careful attention to the details of execution, it seeks to close deals as fast or faster than competitive financing providers while maintaining discipline with respect to credit, pricing and structure to ensure the ultimate success of the financing. The Adviser considers observation rights, where appropriate, regular dialogue with company management and sponsors and detailed, internally generated monitoring reports to be critical to our performance.” Please delete the word “it” or otherwise revise the sentence to read correctly. Please also provide a definition of “observation rights,” using plain English.

Response: The Fund has made the requested revision in Amendment No. 1 to the Registration Statement.

Comment 11. The fifth bullet point states, “Stable, predicable cash flows with low technology and market risks.” Please change “predicable” to “predictable.”

Response: The Fund has made the requested revision in Amendment No. 1 to the Registration Statement.

Comment 12. The second bullet point states, “Defensible niche strategy or other barriers to entry.” Please revise this phrase using plain English.

Response: The Fund has made the requested revision in Amendment No. 1 to the Registration Statement.

Comment 13. The Fund discloses that it will invest in Senior Loans. In the principal investment strategy sections, please add disclosure that describes the Fund’s strategies related to credit ratings, duration and/or maturity, and CLO tranches, if applicable.

Response: The Fund has made the requested revision in Amendment No. 1 to the Registration Statement.

Page 7 – Private Placements Risk

Comment 14. The Fund discloses that it may invest in private placements. Please tell us whether the Fund will invest in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If so, if the Fund will invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. If the Fund will invest more than 15% of its net assets in such investments without imposing these limitations, please explain to us why it would be appropriate for the Fund to offer shares. We may have additional comments after reviewing your response. See “Speech: PLI Investment Management Institute, by Dalia Blass,” July 28, 2020, at https://www.sec.gov/news/speech/blass-speech-pli-investment-management-institute.

Response: The Fund advises the staff that investing in hedge funds and private equity funds that rely on Sections 3(c)(1) and 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”) is not a principal investment strategy. The Fund agrees to limit any such investments to not more than 15% of the Fund’s net assets.

Lisa N. Larkin

September 30, 2020

Page 8 – CLO Risk

Comment 15. The Fund discloses that it may invest in CLOs. In the principal investment strategy sections, please add disclosure that describes in which tranches the Fund will invest.

Response: The Fund has made the requested revision in Amendment No. 1 to the Registration Statement.

Page 12 – Investment Policies

Comment 16. The first paragraph refers to the Fund’s 80% investment policy. Please specify whether the policy is non-fundamental. If it is non-fundamental, please disclose that the Fund will provide shareholders with at least 60 days prior notice of any change to this policy. See Rule 35d-1(a)(2)(ii) of the 1940 Act.

Response: Since the filing of the Registration Statement, the Fund has changed its name to Flat Rock Core Income Fund. As a result of the name change, the Fund will no longer have an 80% investment policy as required by Rule 35d-1 of the 1940 Act. The Fund has removed all references to the 80% investment policy in Amendment No. 1 to the Registration Statement.

Comment 17. In the third paragraph, disclosure states that the Fund may, on a non-principal basis (i.e., generally less than 5% of total assets), invest in publicly-traded BDCs as determined by the investment adviser in order to meet its investment objective. However, earlier disclosure states that BDCs are a principal investment strategy. Please reconcile the discrepancy.

Response: The Fund has made the requested revision in Amendment No. 1 to the Registration Statement.

Lisa N. Larkin

September 30, 2020

Page 20 – Collateral Liquidation Risk

Comment 18. In the third line of this paragraph, disclosure states, “The Fund’s access to collateral may be limited by bankruptcy or other insolvency laws, and these laws may be less developed and more cumbersome with respect to the Fund’s non-U.S. investments.” Please revise strategy and risk disclosure throughout the prospectus to be consistent about whether the Fund will or will not invest in foreign securities as a principal investment strategy.

Response: The Fund advises that it may invest in foreign securities; however, such investments are not expected to be a principal investment strategy. The Fund has revised its disclosure in Amendment No. 1 accordingly.

Page 26 - Leveraging Risk

Comment 19. Please advise whether the Fund intends to offer preferred shares within 12 months of effectiveness of the registration statement. If yes, please include disclosure about the consequences to common shareholders of the issuance of preferred, e.g., subordination, diminished voting power, increased expense ratio; and provide appropriate fee table disclosure.

Response: The Fund advises the staff that it has no current intention to offer preferred shares within 12 months of effectiveness of the Registration Statement.

Page 30 – Investment Adviser

Comment 20. The Fund discloses that the investment adviser is entitled to an incentive fee. Please provide a graphical representation of the incentive fee allocation and examples that illustrate how the incentive fee would be calculated under several different scenarios using “adjusted capital.” Please also disclose conflicts of interest that may arise in relation to the investment adviser’s selection of investments or use of techniques (such as leverage) that have the effect of increasing the investment adviser’s compensation.

Response: The Fund has made the requested revision in Amendment No. 1 to the Registration Statement.

Lisa N. Larkin

September 30, 2020

STATEMENT OF ADDITIONAL INFORMATION

Page 23 – Involuntary Repurchases

Comment 21. In the seventh line of this paragraph, disclosure states that the Fund may conduct involuntary repurchases if “it would be in the interests of the Fund, as determined by the Board.” Please revise the disclosure to state that the Fund may repurchase shares involuntarily from a shareholder at net asset value in accordance with the Fund’s Declaration of Trust and section 23 of the 1940 Act and Rule 23c-2 thereunder.

Response: The Fund has made the requested revision in Amendment No. 1 to the Registration Statement.

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Should you have any questions concerning this response, please contact me at (202) 263-4144.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton